21004662

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

AUG 3 0 2021

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONFUND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 OLD DANBURY ROAD
(No. and Street)

WILTON	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SPONGBERG (203) 563-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JONATHAN SPONGBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONFUND SECURITIES, INC., as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 27th day of August, 2021.

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMANDA M. BROWN
NOTARY PUBLIC OF CONNECTICUT
I.D. # SNPC.0126975
My Commission Expires 04/30/2026

Commonfund Securities, Inc.
Index
June 30, 2021

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Commonfund Securities, Inc. (the "Company") as of June 30, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August, 27, 2021

We have served as the Company's auditor since 1997.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T :646-471-3000, www.pwc.com/us

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2021

Assets		
Cash and cash equivalents (Note 2)	$	16,480,924
Receivables from affiliated organizations (Note 3)		2,568,477
Prepaid expenses		186,150
Deferred tax asset		31,558
Lease right-of-use asset (Note 6)		323,074
Other assets		52,740
Other receivables		162
Total assets	$	19,643,085
Liabilities and Shareholder's Equity		
Compensation payable (Note 7)	$	3,300,451
Placement fee payable (Note 2)		1,528,334
Accounts payable and accrued expenses		285,657
Lease liability (Note 6)		303,371
Current tax liability		300,796
Payable to affiliated organizations (Note 3)		92,565
Total liabilities		5,811,174
Commitments and Contingencies (Note 9)		
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)		10
Paid-in-capital		3,555,418
Retained earnings		10,276,483
Total shareholder's equity		13,831,911
Total liabilities and shareholder's equity	$	19,643,085

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. ("CCI") and Commonfund Realty, Inc., wholly owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo") a wholly owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo and the Company expanded its broker-dealer services to Commonfund and its subsidiary Commonfund Asset Management Company ("Comanco"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. These financial statements are presented in the Company's functional currency, the United States Dollar.

Covid-19

Beginning in January 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand, and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations, and individual issuers, all of which may negatively impact the Company's financial statements.

Placement Fee Payable

Pursuant to private placement fee agreements between the Company, CCI and unaffiliated third parties, the Company is subject to pay the unaffiliated third parties monthly retention fees during the fund raising period of certain funds advised by CCI and/or success fees equal to a percentage of the total committed amount accepted by the general partner of the affiliated funds. CCI will reimburse the Company for all costs incurred. Distribution Services Revenues are earned by the Company based on the costs of these agreements with no profit allocation. The June 30, 2021 liability incurred under the private placement fee agreements of $1,528,334 is included as Placement fee payable on the Statement of Financial Condition.

Income Taxes

The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company has a tax sharing agreement with HoldCo, whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. The Company is then required to reimburse HoldCo payment of such tax. Furthermore, HoldCo has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

In accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 740, deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The deferred tax assets are primarily from compensation awarded, but not paid, for which we determine, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be realized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance. ASC 740 provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the consolidated financial statement is the greatest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash and cash equivalents include cash, bank deposits and money market mutual funds with original maturities of 90 days or less. Cash is held on deposit with the Company's custodian, Wells Fargo Bank, N.A. Cash equivalents include a money market fund that invests in government agency debt, treasury repurchase agreements and treasury debt.

At June 30, 2021, cash and cash equivalents consisted of:

Demand Deposit	$	837,336
State Street Institutional U.S. Government Money Market Fund		15,643,588
Total	$	16,480,924

The money market fund offers daily liquidity and is valued at net asset value of $1.00 per share as reported by the fund. The money market fund is considered a Level 1 investment. Level 1 assets are valued using inputs that reflect unadjusted quoted prices in active markets that the Company has the ability to access at the measurement date.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. The major category of fixed assets as of June 30, 2021 is Furniture, Fixtures and Equipment with a cost and accumulated depreciation of $246,862 and $246,862, respectively.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's identified lease is classified as operating lease for office space. As the Company does not utilize any secured borrowing, the outstanding lease liability was measured using Commonfund's applicable rates for a similar lease term. The Company's lease has remaining term of two years and includes options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company's operating lease contains both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Credit Losses (Topic 326). ASU 2016-13, as amended, replaces the methodology for recognizing credit losses. The Company adopted ASU 2016-13 using the modified retrospective transition method on July 1, 2020. The adoption did not have a material impact on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). ASU 2019-12 simplifies the accounting for income taxes and will be effective fiscal year beginning after December 15, 2020. Management is currently assessing the impact that this ASU will have on the Company's financial statements.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting.

As of June 30, 2021, Receivables from and Payables to affiliated organizations are as follows:

	Receivable From	Payable To
Commonfund	$ -	$ 92,565
Holdco	1,542,889	-
Comanco	229,085	-
CCI	796,503	-
	$ 2,568,477	$ 92,565

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $5,507,803 at June 30, 2021. At June 30, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.51 to 1 and net capital was $10,704,637 which was $10,337,450 in excess of such required net capital, or $367,187.

The Company does not claim exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage. The Company's cash equivalents are invested with a major national investment company and is not covered by FDIC insurance. These factors subject the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of these financial institutions in order to monitor the credit risk that exists with the balances in excess of insured amounts.

6. Operating Lease

The Company has an office lease agreement in San Francisco, California. The lease renewal commenced on July 1, 2019 and will expire on June 30, 2022. It does not contain any residual value guarantees, restrictions or covenants. The lease obligation recognized upon commencement was $952,553 utilizing a discount rate of 1.74%.

The table below reconciles the undiscounted cash flow of the Company's lease to the present value of its operating lease payments.

Undiscounted operating lease payments through June 30, 2022	$ 306,535
Less: imputed interest	(3,164)
Present value of operating lease liabilities	$ 303,371

7. Incentive Compensation Plans

Commonfund implemented the Commonfund and Affiliates Incentive Compensation Policy (the "Plan") effective July 1, 2015 to align compensation with operational goals. The Plan is effective for all employees of the Company and replaces all prior incentive compensation plans. Compensation costs under the Plan are recognized during the fiscal year, with payments generally made by the third month following fiscal year end.

The June 30, 2021 liability under the Plan of $3,300,451 is included with Compensation payable on the Statement of Financial Condition.

8. Capital Withdrawal

As sole shareholder, Holdco will on occasion withdraw capital from the Company. During the year ended June 30, 2021, Holdco withdrew a total of $3.0 million of equity capital. Withdrawals of $500,000 were made on November 24, 2020, December 30, 2020, February 16, 2021, March 23, 2021, May 26, 2021 and June 30, 2021.

9. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at and operating costs of Commonfund's headquarters. The office share agreement allows for termination with 90-days' notice by either party and does not qualify as a lease under ASC Topic 842.

In the normal course of business, the Company enters contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statements occurring from the date of the Statement of Financial Condition through August 27, 2021, the date the financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Commonfund Securities, Inc.

We have reviewed Commonfund Securities, Inc.'s (the "Company") assertions, included in the accompanying Commonfund Securities, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) mutual fund underwriter or sponsor; (b) broker or dealer selling securities of only one issuer or associated issuers (other than mutual funds); (c) broker or dealer selling securities of non-profit organizations (*i.e.*, churches, hospitals); (d) broker or dealer selling tax shelters or limited partnerships in primary distributions; (e) private placements of securities; and (f) soliciting interests in investment trusts made available by First Union Bank, N. A., and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended June 30, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

August 27, 2021

commonfund

Commonfund Securities, Inc.'s Exemption Report

Commonfund Securities, Inc. ("CSI") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, CSI states the following:

1) CSI does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) CSI is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because CSI limits its business activities exclusively to: (a) mutual fund underwriter or sponsor; (b) broker or dealer selling securities of only one issuer or associated issuers (other than mutual funds); (c) broker or dealer selling securities of non-profit organizations (*i.e.*, churches, hospitals); (d) broker or dealer selling tax shelters or limited partnerships in primary distributions; (e) private placements of securities; and (f) soliciting interests in investment trusts made available by First Union Bank, N. A. Further, CSI: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ON BEHALF OF COMMONFUND SECURITIES, INC.

I, Jonathan Spongberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: Treasurer & FINOP

Date: August 27, 2021